RIGHTS AGREEMENT AMENDMENT


      Rights Agreement Amendment, dated as of July 16, 1999 (this "Amendment"), to the Rights Agreement dated as of May 22, 1995 (the "Rights Agreement"), as amended on July 15, 1997, between Iwerks Entertainment, Inc., a Delaware corporation (the "Company") and U.S. Stock Transfer Corporation, as Rights Agent (the "Rights Agent").

      The Company and the Rights Agent have heretofore executed and delivered the Rights Agreement and the amendment thereto. Pursuant to Section 27 of the Rights Agreement, the Company and the Rights Agent may from time to time supplement or amend the Rights Agreement in accordance with the provisions of
Section 27 thereof.

      In consideration of the foregoing premises and mutual agreements set forth in the Rights Agreement, as amended, and this Amendment, the parties hereto agree as follows:

     1. The definition of "Acquiring Person" in Section 1 of the Rights Agreement is hereby amended and restated to read in its entirety as follows:

            ""Acquiring Person" shall mean (i) any Person (as hereinafter defined) who is an Adverse Person (as hereinafter defined), or (ii) any Person who or which, together with all Affiliates (as hereinafter defined) and Associates (as hereinafter defined) of such Person, shall, subsequent to the Declaration Date, become the Beneficial Owners (as hereinafter defined) of 15% of more of the shares of Common Stock then outstanding, but shall not include (x) an Exempt Person (as hereinafter defined) or (y) any Person who becomes a Beneficial Owner solely because (1) of a change in the aggregate number of shares of Common Stock outstanding since the last date on which such Person acquired Beneficial Ownership of any shares of Common Stock, or (2) it acquired such Beneficial Ownership in the good faith belief that such acquisition would not (A) cause such Beneficial Ownership to exceed 15% of the shares of Common Stock then outstanding (or, in the case of Heartland Advisors, Inc., the percentage Heartland Advisors, Inc. may hold without ceasing to be an Exempt Person) and such Person relied in good faith in computing the percentage of its Beneficial Ownership on publicly filed reports or documents of the Company which are inaccurate or out-of-date, or (B) otherwise cause a Distribution Date or the adjustment provided for in Section 11 to occur. Notwithstanding clause
      (y) of the prior sentence, if any Person that is not an Acquiring Person because of the operation of such clause (y) does not reduce its Beneficial Ownership of shares of Common Stock to 15% or less (or, in the case of Heartland Advisors, Inc., the percentage Heartland Advisors, Inc. may hold without ceasing to be an Exempt Person) by the close of business on the fifth Business Day after notice from the Company (the date of notice being the first day) that such Person's Beneficial Ownership of Common stock so exceeds 15% (or, in the case of Heartland Advisors, Inc., the percentage Heartland Advisors, Inc. may hold without ceasing to be an Exempt Person), such Person shall, at the end of such five Business Day period, become an Acquiring Person (and clause (y) shall no longer apply to such


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     Person). For purposes of this definition, the determination whether any
     Person acted in "good faith" shall be conclusively determined by the Board of Directors, acting by a vote of those directors of the Company whose approval would be required to redeem the Rights under Section 24."

     2. The definition of "Exempt Person" in Section 1 of the Rights Agreement is hereby amended and restated to read in its entirety as follows:

            ""Exempt Person" shall include (i) the Company, (ii) any Subsidiary (as hereinafter defined) of the Company, (iii) any employee benefit plan of the Company or any of its Subsidiaries, or any entity holding shares of Common Stock which was organized, appointed or established by the Company or any Subsidiary of the Company for or pursuant to the terms of any such plan and (iv) funds and other advisory accounts managed by Heartland Advisors, Inc. ("Heartland Advisors, Inc."), so long as its aggregate Beneficial Ownership of Common Stock does not exceed 30% of the Common Stock then outstanding."

     3. Section 3(a) of the Rights Agreement is amended by deleting the last sentence thereto, which read in its entirety as follows:

            "Notwithstanding anything in this Rights Agreement to the contrary, a Distribution Date shall not be deemed to have occurred solely as a result of (i) the approval, execution or delivery of the Merger Agreement or the Stockholder Support Agreements, or (ii) the consummation of the Merger (as defined in the Merger Agreement) or the performance of the terms of the Stockholder Support Agreements, or (iii) the acquisition by Heartland Advisors, Inc. of Beneficial Ownership of Common Stock, in an amount less than or equal to 25% of the then outstanding Common Stock."

     4. This Amendment shall be governed by and construed in accordance with the laws of the State of Delaware.

     5. This Amendment may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed an original, and all such counterparts shall together constitute but one and the same instrument.

     6. Except as expressly set forth herein, this Amendment shall not by implication or otherwise alter, modify, amend or in any way affect any of the terms, conditions, obligations, covenants or agreements contained in the Rights Agreement, all of which are ratified and affirmed in all respects and shall continue in full force and effect.


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      IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the day and year first above written.


                                    IWERKS ENTERTAINMENT, INC.



                                    By:  /s/ CHARLES GOLDWATER
                                       ---------------------------------------
                                          Title:   Chief Executive Officer



                                    U.S. STOCK TRANSFER CORPORATION



                                    By:  /s/ RICHARD BROWN
                                       ---------------------------------------
                                          Title:   Vice President